

December 2, 2013

<u>Via E-mail</u>
J. Richard Medlock, Jr.
Executive Vice President and Chief Financial Officer
Greer Bancshares Incorporated
1111 W. Poinsett Street
Greer, SC 29650

>   **Re: Greer Bancshares Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 19, 2013**
>   **File No. 000-33021**

Dear Mr. Medlock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q/A for the quarterly period ended June 30, 2013</u>
<u>Explanatory Note, page 2</u>

1. We note your disclosure describing your decision to amend your June 30, 2013 Form 10-Q to revise the amount of the deferred tax valuation allowance reversal. In order to better understand your accounting treatment and the decision to restate your financial statements please provide us with the following and consider the need to revise your disclosures accordingly:

    *   The amount of your deferred tax asset and deferred tax asset valuation allowance at June 30, 2013, before and after the restatement;

- A significantly enhanced discussion of the events that led to the re-evaluation of your accounting and ultimately the restatement of your Form 10-Q for the quarterly period ended June 30, 2013;

- A significantly enhanced discussion of your accounting both before and after the restatement, highlighting the key changes between the two, the underlying reasons for the differences in accounting and the specific authoritative literature to support your current accounting; and

- A discussion of any impact on comparability between periods.

Consolidated Financial Statements
General

2. As a related matter, please amend your filing to include a financial statement footnote that provides the information required by ASC 250-10-50-7. We note the aforementioned discussion on page 2 of your Form 10-Q but believe additional detail is required to fully understand your accounting and the underlying reasons to support your restatement. Also, provide a tabular reconciliation of each financial statement line item impacted, including earnings per share, presenting amounts before and after the correction. Additionally, please clearly label the columns affected as "Restated" on the face of the financial statements and refer the reader to the note in the financial statements that discusses the restatement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3697 if you have questions regarding our comments on the financial statements and related matters.

Sincerely,

Benjamin Phippen
Reviewing Accountant